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Joseph A. Hall
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

VIA EDGAR

September 26, 2011

Re:	EPAM Systems, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 26, 2011 File No. 333-174827

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Jacobs:

On behalf of EPAM Systems, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 20, 2011 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 3. Page references in the text of this letter correspond to pages and captions in Amendment No. 3. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on August 26, 2011.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	2	September 26, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Fair Value of Shares of Common Stock, page 67

1.

We note your disclosure on page 70 that the increase in fair value of your common stock from $55.00 as of December 31, 2010 to $112.00 as of June 15, 2011 was due in part to the significant growth in revenue and profitability you experienced during the first six months of 2011 as compared to the first six months of 2010. Clarify your disclosures to explain how revenue and profitability growth for the last six months of 2010 as compared to the first six months of 2010 impacted your common stock valuation as of December 31, 2010, and how revenue and profitability growth for the first six months of 2011 as compared to the last six months of 2010 contributed to the increase in fair value of your common stock as of June 15, 2011.

Response:

The Company has revised the disclosure in the Registration Statement to respond to the Staff’s comment. Please see pages 69 and 70.

2.

We note your disclosure on page 70 that several factors contributed to the significant increase in the fair value of your common between December 31, 2010 and June 15, 2011. Please disclose either qualitatively or quantitatively the significance of each factor to the increase in the fair value of your common stock. That is, describe how much of the growth in fair value can be attributed to each of these factors. Further, tell us what consideration you gave to disclosing the applicable multiples used in the “IPO” scenario for each of these valuation dates and, to the extent a significant factor, clarify the future opportunities available to the company. Explain why you increased the applicable multiples used in the “IPO” scenario and its impact on the changes in valuation.

Response:

The Company has revised the disclosure in the Registration Statement to respond to the Staff’s comment. Please see pages 69 and 70.

3.

We note your disclosure on page 70 that a discount for lack of marketability is applied only in the “Continue Private” scenario. Please tell us why a discount for lack of marketability was not also applied in the market approaches used in the “IPO” scenario and the “M&A” scenario.

Response:

The Company respectfully submits that both the “M&A” scenario and “IPO” scenario would provide liquidity and a ready market to the common shareholder. As a result, no discount for lack of marketability was applied to the conclusions provided by these scenarios. Conversely,

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	3	September 26, 2011

shareholders of privately-held companies (the “Continue Private” scenario) do not have the same access to trading or M&A markets, therefore the discount for lack of marketability is appropriate.

Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2011 and 2010

Notes to Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2011 and 2010, page F-35

4.

Tell us what consideration you gave to including a description of the significant variations in the customary relationship between income tax expense and income before income taxes for the interim periods presented. Refer to ASC 740-270-50-1.

Response:

The Company has revised the disclosure in the Registration Statement to respond to the Staff’s comment. Please see page F-36.

10. Subsequent Events, page F-42

5.	Revise to disclose the amount of unrecognized stock-based compensation expense associated with the July 27, 2011 grant of stock options.

Response:

The Company has revised the disclosure in the Registration Statement to respond to the Staff’s comment. Please see page F-42.

Exhibit Index

6.

You disclose on page 60 and elsewhere that on July 25, 2011, the company entered into an amendment to its revolving line of credit with PNC Bank to increase the borrowing capacity to $30 million. We note, however, that this amendment is not currently listed on the exhibit index. Please ensure that this amendment is filed as an exhibit to your registration statement.

Response:

The Company has revised the Registration Statement to file the amendment to the Company’s revolving line of credit with PNC Bank as an exhibit to the Registration Statement. Please see Exhibits 10.11 and 10.12.

* * * * * * * * * * * * *

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	4	September 26, 2011

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4565.

Sincerely,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Via E-mail
Arkadiy Dobkin, Chief Executive Officer, EPAM Systems, Inc.
Ilya Cantor, Chief Financial Officer, EPAM Systems, Inc.